UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NO. 333-157805

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: Septembe 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

US SolarTech, Inc.
Full Name of Registrant

199 Main Street, Suite 706
Address of Principal Executive Office (Street and Number)

White Plains, NY 10601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company is a development stage technology company positioned to commercialize its proprietary technology to produce silicon for the solar industry. The Company is presently engaged in discussions concerning financing transactions in connection with improving its cash liquidity. The Company believes that the consummation of such transactions or similar transactions is critical to the Company’s ability to continue operations.  In light of (1) the uncertainty over these potential transactions, (2) the financial reporting implications, and (3) the required use of corporate personnel and resources that would otherwise have been used for the preparation of the quarterly report on Form 10-Q, the Company is unable to file such report within the prescribed time. While as of November 15 these discussions continue, the Company will seek to file its Form 10-Q not later than November 20, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Phillips	(914)	287 2423
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months and nine months ended September 30, 2010 as compared to the three and nine months ended September 30, 2009, research and development costs and expenses decreased by 117,000 and $173,000, respectively. For the same three and nine month periods, general and administrative costs decreased by 64,000 and $212,000, respectively. The decreases were primarily attributable to a substantial reduction in staffing and related costs in order to control operating costs as the Company manages going concern issues.

The Company is also in advanced-stage settlement discussions to resolve all of its litigation. In addition, the Company has had and is in discussions with a major independent shareholder concerning the sale of the Company’s rights, claims and obligations, if any, or other arrangement with respect to continuing ongoing litigation, should the parties fail to reach a settlement.

The Company does not anticipate any material changes in these amounts upon the auditor’s review.

US SolarTech, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2010	By:	/s/ Mohd Aslami
Mohd Aslami
Chief Executive Officer